200 Renaissance Center, Mail Code 482-B12-D21
Detroit, Michigan 48265
(313) 665-0370
January 5, 2007
Mr. Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street Northeast
Washington, D.C. 20549
Dear Mr. Pande:
This communication is provided in response to your letter dated December 7, 2006. With respect to your comment in regards to our Consolidated Statement of Income in our Form 10-K for the fiscal year ended December 31, 2005, we appreciate your acknowledgement that our current presentation is consistent with industry practice and not objecting to our presentation at this time. In connection with the Staff’s additional comment based on a review of our Form 10-Q for the quarter ended September 30, 2006, our response is presented herein, following the comment communicated in your letter.
Form 10-Q for the Quarter Ended September 30, 2006
Notes to Condensed Consolidated Financial Statements, page 5
Note 11. Goodwill and Other Intangible Assets, page 19
We note that you decided to discontinue activities in the equipment finance business during the third quarter of 2006 and recorded a goodwill impairment loss of $827 million during this period. We did not note any other costs associated with your decision to exit from the equipment finance business. Please tell us how you considered the guidance in SFAS 146 concerning the costs associated with this exit activity.
Response
We have considered SFAS 146, Accounting for Costs Associated with Exit of Disposal Activities (SFAS 146), relative to our plans to discontinue activity in our equipment finance division of our Commercial Finance Group (CFG) business. During the third quarter of 2006, our goodwill impairment assessment included, among numerous factors, our decision that the equipment finance division would not be a part of CFG’s long-term strategy. However, our detailed plan to discontinue activity in this area was not yet finalized. Currently, our plan includes the natural wind-down of certain assets and sale of certain assets depending on market conditions and other variables. Given the early stage of our plans, we did not incur any costs or liabilities under the scope of SFAS 146 during the quarter ended September 30, 2006. We will continue to evaluate the guidance under SFAS 146 and appropriately consider and record exit costs as applicable to our situation.

United States Securities and Exchange Commission
Mr. Amit Pande
January 5, 2007

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We appreciate your prompt attention and responsiveness to this matter. In the event further information is necessary please feel free to contact us. I can be reached at (313) 665-0370 or you may contact Linda Zukauckas, GMAC’s Controller and Principal Accounting Officer, at (313) 665-4327.
Sincerely,
/s/ Sanjiv Khattri
Chief Financial Officer

cc:	Dave Irving
Staff Accountant, United States Securities and Exchange Commission
Eric Feldstein
Chairman, GMAC LLC
Linda Zukauckas
Controller and Principal Accounting Officer, GMAC LLC
Michele Bell
Director of Technical Accounting and SEC Reporting, General Motors Corporation